

July 23, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Texas certifies its approval for listing and registration of the following series of
EA Series Trust, under the Exchange Act of 1934:

- Strive 1000 Dividend Growth ETF
- Strive 1000 Growth ETF
- Strive 1000 Value ETF
- Strive 500 ETF
- Strive Emerging Markets Ex-China ETF
- Strive Enhanced Income Short Maturity ETF
- Strive International Developed Markets ETF
- Strive Mid-Cap ETF
- Strive Natural Resources and Security ETF
- Strive Small-Cap ETF
- Strive Total Return Bond ETF
- Strive U.S. Energy ETF
- Strive U.S. Semiconductor ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com